Kaixin Auto Holdings

November 1, 2022

VIA EDGAR

Mr. Robert Shapiro
Mr. Lyn Shenk
Ms. Alyssa Wall
Ms. Jennifer Lopez Molina

Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Kaixin Auto Holdings
Amendment No. 2 to Annual Report on Form 20-F for the Year Ended
December 31, 2021
Filed September 8, 2022
File No. 001-38261

Dear Mr. Shapiro, Mr. Shenk, Ms. Wall and Ms. Molina,

Kaixin Auto Holdings (the “Company”) hereby provide a response to the comments letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated October 4, 2022, regarding the Company’s Form 20-F for the year ended December 31, 2021 filed on April 29, 2022 (the “Form 20-F”), as amended by Form 20-F Amendment No.1 filed on May 27, 2022 and Form 20-F Amendment No.2 filed on September 8, 2022 (the “Second Amended Form 20-F”). Disclosure changes made in response to the Staff’s comments will be incorporated in the Form 20-F to be filed for the year ended December 31, 2022.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold and italics and have followed each comment with the Company’s response.

Registration Statement on Form F-3

Prospectus Summary, page 1

1.	We note your disclosure on page 33 that you "are regarded as the primary beneficiary of the VIEs for accounting purposes." In future filings, please revise your disclosure here and on page 89 to also include this information earlier in Item 3 when describing your holding company structure and contractual arrangements with the consolidated VIEs. In this regard, any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please tell us what your disclosure will look like.

Response: The Company will revise in future filings the referenced disclosure on pages 33 and 89 of the Second Amended Form 20-F in response to the Staff’s comment as illustrate below:

Page 33 –

“…These contractual arrangements, which are not equivalent to equity ownership in the business of the VIEs, ~~enable us to consolidate the financial statements of the VIEs and their subsidiaries under U.S. GAAP and we are regarded as the primary beneficiary of the VIEs for accounting purposes~~[enable us to have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and realize, as the primary beneficiary, substantially all of the economic risks and the economic benefits of the business operations of the VIEs and therefore enable us to consolidate the VIEs under US GAAP for accounting purpose.] The structure involves unique risks to investors…”

Page 89 –

“...~~Through these contractual arrangements, we become the primary beneficiary of the VIEs and consolidate their operating results in our financial statements under U.S. GAAP.~~ [These contractual arrangements enable us to have the power to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance and realize, as the primary beneficiary, substantially all of the economic risks and the economic benefits of the business operations of the VIEs and therefore enable us to consolidate the VIEs under US GAAP for accounting purpose.] The following is a summary of the contractual arrangements that provide us with effective control over the VIEs and enable us to receive substantially all of the economic benefits from their operations…”

2.	We note your disclosure on page 33 that "to the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the holding company, its subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets." In future filings, please revise your disclosure to also include this information early in Item 3 and in the summary risk factors.

Response: The Company will revise in future filings the referenced disclosure on pages 6, 11 and 33 of the Second Amended Form 20-F in response to the Staff’s comment as illustrate below:

Page 6 –

“…In addition, the majority of our subsidiaries and the VIEs and their subsidiaries receive income in RMB. Shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. In addition, under the PRC laws and regulations, our PRC subsidiaries and VIEs and their subsidiaries are also subject to certain restrictions with respect to paying dividends or otherwise transferring any of their net assets to us. [We have no operations outside PRC, and cash generated from operations in the PRC may not be available for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the consolidated VIEs by the PRC government to transfer cash. In addition, r]~~R~~emittance of dividends by a wholly foreign-owned enterprise out of China is ~~also~~ subject to examination by the banks designated by SAFE. …Investing in our securities is highly speculative and involves a significant degree of risk as we are a holding company incorporated in the Cayman Islands and operate our business through VIE structure.”

Page 11 –

“…Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

•	Investing in our securities is highly speculative and involves a significant degree of risk as we are a holding company incorporated in the Cayman Islands and operate our business through VIE structure. [To the extent cash is located in the PRC or within a PRC domiciled entity and may need to be used outside of the PRC, the funds may not be available due to limitations placed on us by the PRC government.]

•	…”

Page 33 –

“…Risks Related to Our Corporate Structure

Investing in our securities is highly speculative and involves a significant degree of risk as we are a holding company incorporated in the Cayman Islands and operate our business through VIE structure. [To the extent cash is located in the PRC or within a PRC domiciled entity and may need to be used outside of the PRC, the funds may not be available due to limitations placed on us by the PRC government.] …

…Moreover,[We have no operations outside PRC, and cash generated from operations in the PRC may not be available for other use outside of the PRC due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the consolidated VIEs by the PRC government to transfer cash] ~~to the extent cash or assets in the business are in the PRC/Hong Kong or a PRC/Hong Kong entity, funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the holding company, its subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets~~.”

D. Risk factors.

Risks Related to Doing Business in China

The Chinese government exerts substantial influence..., page 38

3.	We note your disclosure on page 39 that your PRC legal counsel confirmed the VIEs and their subsidiaries have obtained the requisite licenses and permits from the Chinese authorities for the business operations in the PRC and that the VIEs and their subsidiaries are not covered by permissions requirements from the CSRC, the CAC or any other governmental agency that is required to approve the VIEs' operations. In future filings, please disclose whether you are required to obtain permission or approval from Chinese authorities to offer securities. In this regard, please disclose whether you relied upon an opinion of counsel with respect to the conclusion that you do or do not need permissions or approvals to offer securities to investors. If no opinion was obtained, state as much and explain why such an opinion was not obtained. Please tell us what your disclosure will look like.

Response: The Company will revise in future filings the referenced disclosure on pages 40 of the Second Amended Form 20-F in response to the Staff’s comment as illustrate below:

“…In addition, as confirmed by our PRC legal Counsel, the Company, our subsidiaries and the VIEs and their subsidiaries are not covered by permissions requirements from the CSRC, the CAC or any other governmental agency that is required to approve the VIE’s operations. [As of the date of this annual report, according to our PRC legal Counsel, no explicit provisions under currently effective PRC laws, regulations and rules clearly stipulate that companies which have been indirectly listed through contractual arrangements like us are required to obtain the approvals from Chinese authorities when they intend to issue additional securities to foreign investors. Therefore, our Company, our subsidiaries and the VIEs are currently not required to obtain approval from Chinese authorities to offer securities to foreign investors. However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws, rules and regulations. Thus, the Chinese authorities may ultimately take a view contrary to the opinion of our PRC legal counsel.] We have also not received any denial to list on a U.S. exchange. The subsidiaries’ and the VIEs and their subsidiaries’ operations could be adversely affected, directly or indirectly; our ability to offer, or continue to offer, securities to investors would be potentially hindered; and the value of our securities might significantly decline or be worthless, by existing or future laws and regulations relating to the business of the subsidiaries and the VIEs amd their subsidiaries or our industry or by intervention or interruption by PRC governmental authorities, if we, the subsidiaries or the VIEs and their subsidiaries (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, (iii) applicable laws, regulations, or interpretations change and we the subsidiaries or the VIEs and their subsidiaries are required to obtain such permissions or approvals in the future…”

* * * * *

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of its disclosures notwithstanding any review, comments, action or absence of action by the Staff.

We thank the Staff for its review of the foregoing and the Amended Form 20-F. If you have any questions, please do not hesitate to contact the Company at (+86) 10-6720-4948 or +86 13348377157 (mobile), or our securities legal counsel, Yu Wang at (+852) 3443-1150 (work) or (+852) 6386-1503 (mobile). If you have further comments, we ask that you forward them by electronic mail to us at lucy.yang@kaixin.com and our counsel Yu Wang at yu.wang@hk.kwm.com or by phone.

Yours sincerely,

Yi Yang

Chief Financial Officer

Kaixin Auto Holdings

9/F, Tower A, Dongjin International Center

Huagong Road

Chaoyang District, Beijing 100015

People’s Republic of China

cc:

Mingjun Lin, Chief Executive Officer

Kaixin Auto Holdings